NO ACT

PE
1-31-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005667

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 27 2014

Washington, DC 20549

March 27, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 3-27-14

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 31, 2014

Dear Mr. Smith:

This is in response to your letters dated January 31, 2014 and February 28, 2014 concerning the shareholder proposal submitted to Walmart by Janet L. Sparks, Charmaine Givens-Thomas and Mary Pat Tifft. We also have received letters from the proponents dated February 18, 2014 and March 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Mary Pat Tifft
*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 31, 2014

The proposal urges the compensation, nominating and governance committee to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walmart's policies, practices and procedures compare favorably with the guidelines of the proposal and that Walmart has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2014

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. Inc. to omit shareholder proposal submitted by Mary Pat Tifft and co-sponsors

Dear Sir/Madam,

I submit this short response to Wal-Mart Stores, Inc.'s ("Wal-Mart's") second letter to the Division urging that the shareholder proposal I and my co-sponsors submitted (the "Proposal") is excludable on substantial implementation grounds. The Proposal asked Wal-Mart's Compensation, Governance and Nominating Committee (the "Committee") to include in metrics for senior executive incentive compensation a measure of Wal-Mart's employee engagement.

Wal-Mart claims that its application of diversity metrics to some executive officers accomplishes the "essential objectives" of the Proposal and constitutes substantial implementation. The Proposal asks for a measure of "employee engagement" and defines it as "the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals." Throughout its letter, Wal-Mart argues that diversity is a driver of engagement. But even if that is true, the Proposal asks Wal-Mart to measure a specific outcome—employee engagement—not one of many factors that may contribute to that outcome. Wal-Mart's argument is akin to claiming that revenue is an acceptable substitute for profitability because revenue may contribute to profitability, even though profitability also depends on other factors such as expenses. The discussion of the diversity metrics in Wal-Mart's proxy statement makes clear that diversity objectives are outcomes in their own right; there is no mention of diversity contributing to employee engagement.

As we discussed more fully in our earlier response, employee engagement is a well-established concept in the management literature. Because methodologies for assessing employee engagement vary, the Proposal did not stipulate any particular factors, sampling technique, or vendor. However, the Proposal is not so open-ended that Wal-Mart can satisfy it by equating diversity with engagement and by applying a diversity metric to part of the executive officer population.

As well, Wal-Mart's use of a diversity metric is confined to a small sub-set of its employees, which is inconsistent with the Proposal's language and clear intent. The Proposal's use of "employee engagement" indicates that engagement is to be measured across Wal-Mart's employee population. If we had wanted Wal-Mart to measure manager engagement, the Proposal would have been drafted to make that request.

The supporting statement further undermines Wal-Mart's narrow interpretation. The first paragraph of the supporting statement urges that employee engagement is particularly important at a retail company; the clear implication is that better engagement improves the customer experience. If engagement were important only for senior executives, the industry in which they worked would not matter. Wal-Mart's interpretation would also render absurd the supporting statement's assertion that "we believe it is important for incentive compensation formulas to reward senior executives for effective management of employee engagement." Why would we ask senior executives to be rewarded for increasing their own engagement?

Finally, Wal-Mart's reliance on the *Raytheon* determination is misplaced because the distinction between human capital and employee engagement is not, as Wal-Mart claims, "illusory." The management literature distinguishes between employee engagement, which is a metric (and which was discussed at length in our earlier response), and the category of "human capital," which refers to the much broader concept of "the skills and capacities that reside in people and that are put to productive use." (World Economic Forum, The Human Capital Report, at 3 (2013) (available at http://www3.weforum.org/docs/WEF_HumanCapitalReport_2013.pdf)). A "human capital" metric could measure such varied things as leadership development, training, retention, health and wellness, skills, recruitment and experience, in addition to diversity and engagement. (Id. at 4 (describing elements of WEF human capital index); see also Global Human Capital Trends 2014, at 4 (Deloitte Univ. Press. 2014) (describing key areas of strategic focus in human capital development)).

In conclusion, Wal-Mart's diversity and inclusion metrics in its executive compensation program do not accomplish the essential objectives of the Proposal, so we respectfully reiterate our request that Wal-Mart's request for relief be denied.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

Mary Pat Tifft

Mary Pat Tifft

cc: Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Janet Sparks

Charmaine Givens-Thomas

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

February 28, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Janet Sparks, Charmaine Givens-Thomas and Mary Pat Tifft
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on January 31, 2014 by Wal-Mart Stores, Inc. (the "Company" or "Walmart"), in response to the shareholder proposal (the "Proposal") and statements in support thereof received from Janet Sparks, Charmaine Givens-Thomas and Mary Pat Tifft. The Proposal requests that the Company "include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement." In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. After the submission of the No-Action Request, Ms. Tifft submitted a response to the No-Action Request dated February 18, 2014 (the "Response"). The Response argues that the Proposal should not be excluded pursuant to Rule 14a-8(i)(10) because Walmart has not substantially implemented the Proposal.

Specifically, the Response argues that the diversity and inclusion metrics adopted by the Compensation, Nominating and Governance Committee (the "Committee") of the Company's Board of Directors (the "Board") fail to implement the Proposal because they focus on the engagement of "a handful of senior executives" rather than Walmart's entire workforce. First, we reiterate the point made in the No-Action Request that these metrics are designed to promote engagement throughout the Company, not just among executive officers. These metrics encourage executive officers and the numerous other management Associates who are subject to the metrics to lead by example and to interact effectively with employees. In this regard, the Company agrees with the assertion in the Response that an engaged employee's "enthusiasm rubs off on other employees." Second, also as stated in the No-Action Request, the members of management whose compensation is subject to these metrics are employees themselves, and while the Response claims that the Committee would not have the discretion under the Proposal to measure "the engagement of any . . . sub-set of employees and use it to determine senior executive incentive pay," the Proposal does not impose this limitation on the Committee's discretion. Rather, it states broadly and explicitly that "[t]he Committee should use its discretion in selecting and measuring the employee engagement metric." The purpose of the Company's diversity and inclusion metrics is to create an environment of engagement throughout the Company's workforce, and the Committee's decision to begin this process at the management level is well within the scope of the discretion provided in the Proposal.

The Response also argues that diversity is not an adequate measure for employee engagement. However, the discussion regarding employee engagement in the Response is far more detailed and exacting than what is set forth in the Proposal. The Response cites various external sources to define employee engagement. However, the only definition of employee engagement that is relevant is the broad definition that is set forth in the Proposal itself: "the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals." Moreover, as noted above, the Proposal clearly instructs the Committee to "use its discretion in selecting and measuring the employee engagement metric."

Furthermore, the Response admits that an Aon Hewitt engagement model includes diversity as "one of 23 drivers of employee engagement." While the Response also states that "employee engagement is a much broader concept than diversity," the Proposal does not require that the Committee adopt a metric that subsumes a definition of employee engagement as broad as that identified by the Response. Moreover, the Harter and O'Boyle article that is cited in footnote 5 of the Response supports the Company's conclusion that diversity is a key part of employee engagement and that employee engagement begins with the management of the corporation. It states:

> [T]here is no one "right" way to engage everyone, and employees certainly do not become engaged overnight. For the manager, it all starts with an awareness of who employees are and where they are at in their engagement journey. Managing diversity is key, and great managers recognize that behind all of the broad segments are people with different talents, skills, and experiences whom they need to manage individually.

The Response also states that the Company's reliance on *Raytheon Co.* (avail. Feb. 26, 2001) is ill-founded because "the Proposal does not ask the Committee to choose a metric from a category like human capital [which the Response characterizes as 'a more general category of metrics'], but instead specifies employee engagement." However, the Response acknowledges that the "[m]ethodologies for measuring employee engagement differ among practitioners and academic researchers" and that "[t]he Proposal does not mandate the use of any particular formula or indicators to measure employee engagement." Consequently, the distinction between human capital as a broad category and employee engagement as a more specific and narrow concept is illusory.

For the reasons explained above and in the No-Action Request, we believe that the Company's diversity and inclusion metrics in its executive compensation program satisfy the essential objective of the Proposal and that the Company may therefore exclude the Proposal from the Company's 2014 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

cc: Janet Sparks
Charmaine Givens-Thomas
Mary Pat Tifft

February 18, 2014

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. Inc. to omit shareholder proposal submitted by Mary Pat Tifft and co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I, together with two co-sponsors (together, the "Proponents"), submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal asks the Compensation, Nominating and Governance Committee of Wal-Mart's board of directors to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Wal-Mart's employee engagement. The Proposal defines employee engagement as "the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals."

In a letter to the Division dated January 31, 2014 (the "No-Action Request"), Wal-Mart states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2014 annual meeting of shareholders. Wal-Mart argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), on the ground that Wal-Mart has substantially implemented the Proposal by including an objective for executive officers' bonus calculations related to achieving certain diversity goals. As discussed more fully below, the steps Wal-Mart has taken fall far short of incorporating measures of how engaged Wal-Mart's workforce is. Because Wal-Mart has not satisfied the essential objective of the Proposal, we respectfully ask that its request for relief be denied.

The Proposal

The Proposal states:

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Wal-Mart Has Not Substantially Implemented the Proposal Because the Proposal Focuses on Engagement of Wal-Mart's Entire Workforce, Not a Handful of Senior Executives

Wal-Mart argues that it has substantially implemented the Proposal, and thus is entitled to omit it in reliance on Rule 14a-8(i)(10). Specifically, Wal-Mart claims that an essential objective of the Proposal has been satisfied by the potential reduction of an executive officer's annual bonus for failure to achieve company goals "relating to diversity and inclusion."

Wal-Mart does not argue, however, that the promotion of greater diversity is an adequate substitute for measuring company-wide employee engagement. Although we dispute that assertion, for reasons we discuss below, it would have demonstrated some understanding of the Proposal's aim. Incredibly, Wal-Mart asserts that the Proposal's essential objective is to turn the Company's executive officers into "engaged employees" themselves by requiring them to sponsor two employees and participate in at least two diversity-related events. (Three named executive officers also had diversity "placement" objectives, according to Wal-Mart's most recent proxy statement.) The No-Action Request states, "consistent with the Proposal's definition of "employee engagement," these diversity/inclusion performance metrics assess the extent to which ***executive officers*** 'contribute to [the Company's] organizational success and are willing to apply discretionary effort to accomplish [the Company's] organizational goals' relating to diversity and inclusion (emphasis added)."

Wal-Mart's interpretation, which is repeated several times in the No-Action Request, badly misreads the Proposal, turning it on its head. It is also at odds with the plain language of the Proposal. The Proposal requests that senior executives' incentive compensation be determined, in part, by some measure of "Walmart's employee engagement." The Proposal does not ask to tie senior executives' compensation to their own "employee engagement." It is safe to assume that a senior executive who was unwilling to apply discretionary effort on Wal-Mart's behalf would not remain a senior executive for very long. The word "employee" is not synonymous with "executive officer" or "senior executive."

Similarly, the supporting statement argues that "it is important for incentive compensation formulas to reward senior executives for effective management of employee engagement." That language undermines Wal-Mart's contention that "management of employee engagement" means senior executives' management of their own engagement. The only reasonable interpretation of "Walmart's employee engagement" is that it refers to engagement of Wal-Mart's workforce as a whole.

Wal-Mart makes much of the fact that the Proposal gives the Committee discretion with respect to measuring employee engagement and incorporating it into a particular incentive compensation program. But that discretion is not unbounded. Because the Proposal refers to "Walmart's employee engagement," the Committee would not have the discretion to measure senior executive engagement or the engagement of any other small sub-set of employees and use it to determine senior executive incentive pay. The Committee's discretion would extend to such matters as how to measure employee engagement—as discussed below, methodologies vary—how often to measure it, and what weight to give it in the incentive compensation formula.

Employee Engagement Captures an Employee's Emotional, Intellectual and Behavioral Commitment to Her Role, So Considering Diversity Rather Than Employee Engagement Does Not Come Close to Substantially Implementing the Proposal

We chose employee engagement as the metric for our Proposal because research shows that greater employee engagement is associated with better firm performance. A 2010 study by Gallup Consulting of proprietary data from 649 organizations found that organizations with the highest level of employee engagement outperformed organizations with the lowest levels of employee engagement in earnings per share before the 2008 recession, and that the gap widened during the recession.[1] Bain Consulting reported that companies with highly engaged workers increased revenues two and a half times as much as companies with low engagement over a seven-year period.[2] A 2013 analysis by Aon Hewitt concluded that each percentage increase in the number of engaged employees yields a 0.6% increase in sales.[3]

---

[1] James Harter et al., "Employee Engagement and Earnings Per Share: A Longitudinal Study of Organizational Performance During the Recession," Gallup Consulting, at 2-3 (2010) (available at http://www.gallup.com/strategicconsulting/157199/employee-engagement-earnings-per-share.aspx). Employee engagement was measured using Gallup's Q^{12} metric, which is discussed at length in Harter 2009, *infra* note 4, at 8-11.

[2] Domenico Azzarello et al., "The Chemistry of Enthusiasm," Bain Consulting, at 1 (2012) (available at http://www.bain.com/publications/articles/the-chemistry-of-enthusiasm.aspx).

[3] "2013 Trends in Global Employee Engagement," Aon Hewitt Consulting, at 13 (available at http://www.aon.com/attachments/human-capital-consulting/2013_Trends_in_Global_Employee_Engagement_Report.pdf).

More immediate business outcomes are also strongly affected by employee engagement levels. A 2009 meta-analysis by Gallup Consulting of 199 research studies found that business units with high employee engagement levels substantially outperformed units with low engagement levels on measures of customer loyalty, profitability, productivity, safety, absenteeism, patient safety and quality. A negative correlation was found between engagement, on the one hand, and employee turnover and shrinkage, on the other.[4] Four years later, Gallup "further confirmed the well-established connection between employee engagement and [these] nine performance outcomes."[5]

Employee engagement is particularly important in the retail sector, given the large number of customer-facing employees and the link between employee engagement and customer loyalty and satisfaction.[6] Studies show that the retail sector has among the lowest levels of employee engagement.[7]

Regardless of how Wal-Mart positions the diversity metric—as a creator of engaged senior executives or as a substitute for an employee engagement metric—it does not come close to capturing employee engagement. Methodologies for measuring employee engagement differ among practitioners and academic researchers. The Proposal's definition of employee engagement reflects a common view that engagement is an emotional, intellectual, and behavioral commitment to performance of one's role as an employee.[8] As a Bain publication puts it, "Engaged employees go the extra mile to deliver. Their enthusiasm rubs off on other employees and customers... [T]hey create

---

4 James Harter et al., "Gallup Q[12] Meta-Analysis: The Relationship Between Engagement at Work and Organizational Outcomes," Gallup Consulting, at 22-23 (2009) (available at http://www.gallup.com/strategicconsulting/126806/Q12-Meta-Analysis.aspx) (hereinafter, "Harter 2009").

5 James Harter & Ed O'Boyle, "The State of the American Workplace: Employee Engagement Insights for U.S. Business Leaders," Gallup Consulting, at 9, 24-26 (2013) (available at www.gallup.com/strategicconsulting/163007/state-american-workplace.aspx).

6 Bruce Temkin, "Employee Engagement Benchmark Study" (2012) (available at http://experiencematters.wordpress.com/2012/01/05/report-employee-engagement-benchmark-study/) (abstract only) (reporting that companies with good customer experience have 2.5 times more engaged employees as companies with poor customer experience); Harter 2009, *supra* note 4, at 13, 22.

7 Kenexa High Performance Institute White Paper, "How Employee Engagement Can Help the Registers Ring," at 2 (2012) (available at http://www.kenexa.com/getattachment/25e78e27-b280-45d7-b3e6-300ddf28d799/How-Employee-Engagement-Can-Help.aspx); "State of Engagement: Unveiling the Latest Employee Engagement Research," Modern Survey, at 10 (2013) (available at http://www.modernsurvey.com/wp-content/uploads/2013/12/The-State-of-Engagement-Report-Fall-2013.pdf).

8 See, e.g., Alan M. Saks, "Antecedents and Consequences of Employee Engagement," *Journal of Managerial Psychology*, Vol. 21, No. 7, pp. 600-619, at 601-602 (2006) (reviewing definitions of employee engagement); "2012 Global Workforce Study," Towers Watson, at 5 (2012) (available at http://towerswatson.com/assets/pdf/2012-Towers-Watson-Global-Workforce-Study.pdf) ("Sustainable engagement describes the intensity of employees' connection to their organization.").

passionate customers who buy more, stay longer and tell their friends—generating sustainable growth."[9]

The following have been identified by multiple researchers/practitioners as important drivers of employee engagement:[10]

- Pride in the organization
- A respectful manager/supervisor and workplace
- Belief in senior management's effectiveness and integrity
- Sufficient resources to do the job
- Feedback and a focus on employee development
- Understanding of the organization's strategy and the connection of one's own job to the strategy
- Fair compensation
- Work-life balance

The Proposal does not mandate the use of any particular formula or indicators to measure employee engagement. Whichever formula Wal-Mart might choose, however, employee engagement is a much broader concept than diversity, as evidenced by the kinds of factors listed above. Indeed, Aon Hewitt's engagement model includes diversity as only one of 23 drivers of employee engagement. Many other survey instruments and models do not mention diversity at all. Thus, encouraging the promotion of diversity by executive officers does not substantially implement the Proposal's objective of evaluating senior executives on the engagement of Wal-Mart's workforce.

The Proposal's specification of the employee engagement metric, rather than a more general category of metrics, distinguishes the Proposal from the one at issue in Raytheon Co. (Feb. 26, 2001), cited by Wal-Mart. In Raytheon, the proposal asked that the compensation committee "incorporate measures of human capital such as contributions to employee training, morale and safety, in addition to traditional measures of the Company's financial performance," in setting performance based compensation. Raytheon pointed out that its incentive plan included a measure that incorporated team evaluation information and each executive's participation in the career development of employees. Although Raytheon's metrics, which were aimed at higher-level employees, might not have been what the proponent contemplated, they were "human capital" metrics and thus satisfied the proposal's request. The Staff granted Raytheon's request for relief on 14a-8(i)(10) grounds.

---

[9] Azzarello et al., *supra* note 2, at 1.

[10] See "What Drives Employee Engagement and Why It Matters," Dale Carnegie Training White Paper, at 2 (2012) (available at http://www.dalecarnegie.com/assets/1/7/driveengagement_101612_wp.pdf); Towers Watson, *supra* note 8, at 7; Kenexa, *supra* note 7, at 2; Azzarello, *supra* note 2, at 1; Harter 2009, *supra* note 4, at 8-10; Aon Hewitt, *supra* note 3, at 4; Modern Survey, *supra* note 7, at 5.

Unlike the Raytheon proposal, the Proposal does not ask the Committee to choose a metric from a category like human capital, but instead specifies employee engagement. In the management literature, employee-engagement is a well-established concept distinct from diversity. The Raytheon determination therefore does not support Wal-Mart's argument that diversity goals and activities substantially implement the Proposal.

Finally, Wal-Mart claims that its diversity performance metrics substantially implement the Proposal's request, because they "steer executive officers away from focusing solely on financial goals and require them to focus efforts on employee growth and development as a fundamental aspect of the Company's long-term success." Wal-Mart's framing, however, is far too general. The Proposal does not mention "employee growth and development" but instead focuses exclusively on employee engagement. Reducing reliance on financial metrics is not, by itself, an essential objective of the Proposal. If it were, the incorporation of any metric not based on the financial statements, even one related to environmental performance or philanthropy, could be said to substantially implement the Proposal. The essential objective is incorporating measures of employee engagement, which will have the effect of reducing reliance on financial metrics and, we believe, will lead to greater long-term success for Wal-Mart.

In sum, inclusion of diversity criteria in the incentive compensation formula for executive officers cannot be said to satisfy the essential objectives of the Proposal. The Proposal unambiguously focuses on the engagement of Wal-Mart's employees as a group, not a few senior executives. Thus, any action that results in greater "engagement" on the part of senior executives is not relevant to the Proposal's aim. As well, employee engagement captures a range of views and feelings an employee has about her employer and job; diversity is only one factor among many that may contribute to a workplace experience. Accordingly, Wal-Mart has not substantially implemented the Proposal and the Proponents respectfully request that its request for relief be denied.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

Mary Pat Tifft

Mary Pat Tifft

cc: Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Janet Sparks

Charmaine Givens-Thomas

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 31, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Janet Sparks, Charmaine Givens-Thomas and Mary Pat Tifft
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Janet Sparks, Charmaine Givens-Thomas and Mary Pat Tifft (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> "RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals.
>
> The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).
>
> This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation."

The supporting statement also states that "senior executive incentive compensation should encourage executives to focus on the drivers of Walmart's success" and that "it is important for incentive compensation formulas to reward senior executives for effective management of employee engagement." It further expresses "concern[] that exclusive reliance on [financial] metrics could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects."

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management."

Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" (the 1983 Release), and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

The Company's current compensation practices implement the Proposal's essential objective. The Proposal urges the Compensation, Nominating and Governance Committee (the "Committee") of the Company's Board of Directors to use at least one "employee engagement" metric in determining senior executives' incentive compensation. The Proposal broadly defines "employee engagement" as "the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals." The Proposal further states that "[t]he Committee should use its discretion in selecting and measuring the employee engagement metric." The Proposal also allows the Committee to use its discretion in "deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program." The Company has substantially implemented the Proposal because the Wal-Mart Stores, Inc. Management Incentive Plan (the "Annual Incentive Plan"), in which the Company's executive officers participate, already includes a metric related to employee engagement, as defined in the Proposal, and the Committee has adopted this metric for use in its compensation determinations. Specifically, each executive officer's compensation under the Annual Incentive Plan can be reduced by up to 15% based on the extent to which these "employees . . . contribute to [the Company's] organizational success and . . . apply discretionary effort to accomplish [the Company's] organizational goals" relating to diversity and inclusion, which the Company views as drivers of its success.

Diversity and inclusion are values embedded in the Company's culture, and the Company considers these values fundamental to its success. As explained in the Company's 2013 Diversity & Inclusion Report (the "Report"),[1] the Company's "vision is to be a global leader in diversity and inclusion," and the Company strives to "[b]uild[] a diverse global workforce to meet the rising expectations of Walmart's Next Generation customer." The Report also states that "hiring, developing and retaining diverse talent is imperative to building a truly global company," and that the Company's "commitment to diversity and inclusion starts at the top through the engagement of our senior leaders." Moreover, the Report indicates that diversity and inclusion are drivers of employee empowerment, engagement, innovation, and productivity at the Company.

Because of the importance of these initiatives, since 2004 the Committee has included diversity and inclusion metrics in its compensation determinations pursuant to the Annual Incentive Plan, under which all executive officers and other management Associates, whom (in each case) the Committee determines have the potential to contribute significantly to the success of the Company, are eligible to receive Company-performance-based cash incentive payments on an annual basis.[2] As disclosed on page 48 in the Company's 2013 proxy statement:

> A portion of each NEO's cash incentive payment is . . . subject to satisfying diversity objectives, and each NEO's cash incentive payment can be reduced by up to 15 percent if he or she does not satisfy these objectives. For fiscal 2013, these objectives consisted of up to two components: good faith efforts and placement objectives. Each of our NEOs is subject to good faith efforts requirements. In order to satisfy the good faith efforts component of this program, each NEO must actively sponsor at least two associates and must also participate in at least two diversity-related events.

The Committee established these performance metrics under the Annual Incentive Plan after extensive discussions and analysis of the Company's plans for strategic growth, including the Company's commitment to diversity and inclusion. In designing the compensation program, the Committee determined that these metrics were best suited to be included in the Annual Incentive Plan.

All of the Company's executive officers participate in the Annual Incentive Plan, and up to 15% of each executive officer's annual cash incentive payment is subject to the good faith efforts requirements described in the Company's 2013 proxy statement and above. This means that

---

1 *Available at* http://cdn.corporate.walmart.com/10/4b/76e4650945ab9e854854d1372a7e/2013-diversity-inclusion-report.pdf.

2 "Employee diversity goals" is included in the approved performance measures set forth in the Annual Incentive Plan, attached as Appendix A to the Company's 2013 proxy statement.

each executive officer must attend at least two diversity/inclusion events and actively sponsor at least two employees. In addition, the compensation of all executive officers with responsibility for the Company's field operations[3] is subject to "placement objectives," which are additional diversity/inclusion metrics. As described in the 2013 proxy statement, for each executive officer whose compensation is subject to the placement objectives, his or her annual cash incentive payment can be adjusted "based on several factors, including the relative number of diverse candidates placed in specified positions within the [executive officer's] organization; the [executive officer] demonstrating engagement and participation in a diversity and inclusion strategy; the [executive officer's] leadership efforts in implementing these strategies; and the [executive officer's] efforts in recruiting and developing diverse associates." Thus, consistent with the Proposal's definition of "employee engagement," these diversity/inclusion performance metrics assess the extent to which executive officers "contribute to [the Company's] organizational success and are willing to apply discretionary effort to accomplish [the Company's] organizational goals" relating to diversity and inclusion, which the Company views as drivers of its success.

These diversity/inclusion performance metrics also are consistent with provisions of the Proposal's supporting statement that further define the Proposal's essential objective. Specifically, the Proposal and supporting statement aim to: (1) create "incentive compensation formulas [that] reward senior executives for effective management of employee engagement;" and (2) avoid "reliance on [financial] metrics [that] could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects." The diversity/inclusion performance metrics substantially implement these provisions. First, the metrics personally incentivize the executives, who are employees themselves, to contribute to the success of the Company by focusing them on factors the Company acknowledges are integral to its success. Also, through the sponsorship program, these metrics have the supplemental effect of encouraging executive officers to seek out employees for their opinions and observations, because through the good faith efforts objective, each executive officer's compensation is tied directly to his or her ability to sponsor at least two employees and engage with groups of employees through diversity and inclusion events. In addition, the placement objectives serve to further enforce the diversity/inclusion goals for executives whose duties include responsibility for the Company's field operations by requiring them to exhibit leadership and demonstrate engagement and participation in the diversity/inclusion strategy. Therefore, both the good faith efforts and the placement objectives require executive officers to invest their own time in engaging Company employees. Second, both metrics steer executive officers away from focusing solely on financial goals and require them to focus efforts on employee growth and development as a fundamental aspect of the Company's long-term success. Thus, the diversity/inclusion performance metrics also satisfactorily address the above provisions of the Proposal's supporting statement.

---

3 This includes the Company's Chief Executive Officer, the President and Chief Executive Officer of Walmart U.S., the President and Chief Executive Officer of Sam's Club, and approximately 72 others who are Vice Presidents or above in Walmart U.S. or Sam's Club operations positions.

During November 2013, the Committee met and, after due deliberation, determined to continue using the diversity/inclusion objectives in the Annual Incentive Plan for executive officers for the fiscal year ending January 31, 2015. The Proposal's objective of incorporating at least one employee engagement-related metric in determining executive officers' incentive compensation is therefore already met given the Committee's decision to continue using the performance metrics described above for purposes of the Company's Annual Incentive Plan. Thus, the Company has substantially implemented the Proposal because each executive officer's compensation under the Annual Incentive Plan can be reduced by up to 15% based on the extent to which these "employees . . . contribute to [the Company's] organizational success and . . . apply discretionary effort to accomplish [the Company's] organizational goals" relating to diversity and inclusion, which the Company views as drivers of its success.

In *Raytheon Co.* (avail. Feb. 26, 2001), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(10) involving similar circumstances. Specifically, in *Raytheon*, the proponent submitted a proposal "request[ing] that the Compensation and Compensation Administration Committees of the Board of Directors, in establishing and administering standards for use in awarding performance based executive compensation, incorporate measures of human capital such as contributions to employee training, morale and safety, in addition to traditional measures of the [c]ompany's financial performance, such as stock price." The company argued that it had already substantially implemented the proposal because the incentive plan through which executives were awarded performance-based compensation included a measure that incorporated team evaluation information and each executive's participation in the career development of his or employees. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10) because the company had substantially implemented the proposal. In the current instance, the Company has similarly tied executive compensation to sponsorship of Company employees and engagement in events that are aimed at creating an inclusive, collaborative and empowering work environment for Company employees.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation where the company had already addressed each element requested in the proposal. *See General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *AutoNation Inc.* (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives where, after receiving the proposal, the company adopted a policy to submit any such arrangements to shareholder vote); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting Intel's board to submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans).

Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Janet Sparks
Charmaine Givens-Thomas
Mary Pat Tifft

EXHIBIT A

December 18, 2012

<u>VIA OVERNIGHT MAIL</u>

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2013 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 7 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Janet Sparks
Wal-Mart Associate

Enclosure

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term employee-shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Walmart's success. As a retail company, Walmart's level of employee engagement – the extent to which employees apply discretionary effort to achieve the company's goals – is one of its most important assets. Research has shown that employee engagement is linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (e.g. Harter, et al., "Business-unit-level relationship between employee satisfaction, employee engagement, and business outcomes: a meta-analysis," *Journal of Applied Psychology* 87 268-279 (2002) (available at http://www.nova.edu/ie/ice/forms/meta_analysis_july_2003.pdf); Edmunds, "Does the stock market fully value intangibles? Employee satisfaction and equity prices," *Journal of Financial Economics* 101 (2011) 621–640; Ton, "Why 'Good Jobs' Are Good for Retailers," *Harvard Business Review* January-February 2012 (available at http://hbr.org/2012/01/why-good-jobs-are-good-for-retailers/ar/pr))

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management of employee engagement. Over the past several years, Walmart's incentive programs for named executive officers have used financial accounting metrics such as operating income (annual), sales (annual and performance shares), and return on investment (performance shares) as the metrics for determining awards. Financial accounting views employees only as expenses. As a result, investments in improving employee engagement – for example, by increasing training or adjusting work-life balance – reduce income without any recognition in the financial statements that those investments can promote future success. We are concerned that exclusive reliance on these metrics could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects.

We ask the Committee not to abandon financial accounting metrics but to add an employee engagement metric to the mix. We do not believe our request would be overly burdensome; we note that Walmart already surveys employees and discusses associate engagement scores in its most recent annual report. (Walmart 2013 Annual Report, at 5)

We urge shareholders to vote FOR this proposal.

Janet L. Sparks

*** FISMA & OMB Memorandum M-07-16 ***

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Walmart Stores, INC.
702 Southwest 8th Street
Bentonville, Arkansas
72716-0215

December 18, 2013

VIA OVERNIGHT MAIL
Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2013 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 1 share of voting common stock (the "Share") of the Company, and have held the Share for over one year. In addition, I intend to hold the Share through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Charmaine Givens-Thomas
Wal-Mart Associate

Enclosure

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term employee-shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Walmart's success. As a retail company, Walmart's level of employee engagement – the extent to which employees apply discretionary effort to achieve the company's goals – is one of its most important assets. Research has shown that employee engagement is linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (e.g. Harter, et al., "Business-unit-level relationship between employee satisfaction, employee engagement, and business outcomes: a meta-analysis," *Journal of Applied Psychology* 87 268-279 (2002) (available at http://www.nova.edu/ie/ice/forms/meta_analysis_july_2003.pdf); Edmunds, "Does the stock market fully value intangibles? Employee satisfaction and equity prices," *Journal of Financial Economics* 101 (2011) 621–640; Ton, "Why 'Good Jobs' Are Good for Retailers," *Harvard Business Review* January-February 2012 (available at http://hbr.org/2012/01/why-good-jobs-are-good-for-retailers/ar/pr))

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management of employee engagement. Over the past several years, Walmart's incentive programs for named executive officers have used financial accounting metrics such as operating income (annual), sales (annual and performance shares), and return on investment (performance shares) as the metrics for determining awards. Financial accounting views employees only as expenses. As a result, investments in improving employee engagement – for example, by increasing training or adjusting work-life balance – reduce income without any recognition in the financial statements that those investments can promote future success. We are concerned that exclusive reliance on these metrics could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects.

We ask the Committee not to abandon financial accounting metrics but to add an employee engagement metric to the mix. We do not believe our request would be overly burdensome; we note that Walmart already surveys employees and discusses associate engagement scores in its most recent annual report. (Walmart 2013 Annual Report, at 5)

We urge shareholders to vote FOR this proposal.

Charmaine Givens Thomas

*** FISMA & OMB Memorandum M-07-16 ***

Gordon Y. Allison
Vice-President and General Counsel
Corporate Division
Walmart Stores, Inc.
702 South West 8th Street
Bentonville, Arkansas 72716-0215

December 18, 2013

VIA OVERNIGHT MAIL

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

On behalf of myself and the co-sponsors listed below, I write to give notice that pursuant to the 2013 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 1,102 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The co-sponsors are Janet Sparks and Charmaine Givens-Thomas. Each co-sponsor is submitting her materials under separate cover.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Mary Pat Tifft
Wal-Mart Associate

Enclosure

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term employee-shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Walmart's success. As a retail company, Walmart's level of employee engagement – the extent to which employees apply discretionary effort to achieve the company's goals – is one of its most important assets. Research has shown that employee engagement is linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (e.g. Harter, et al., "Business-unit-level relationship between employee satisfaction, employee engagement, and business outcomes: a meta-analysis," *Journal of Applied Psychology* 87 268-279 (2002) (available at http://www.nova.edu/ie/ice/forms/meta_analysis_july_2003.pdf); Edmunds, "Does the stock market fully value intangibles? Employee satisfaction and equity prices," *Journal of Financial Economics* 101 (2011) 621–640; Ton, "Why 'Good Jobs' Are Good for Retailers," *Harvard Business Review* January-February 2012 (available at http://hbr.org/2012/01/why-good-jobs-are-good-for-retailers/ar/pr))

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management of employee engagement. Over the past several years, Walmart's incentive programs for named executive officers have used financial accounting metrics such as operating income (annual), sales (annual and performance shares), and return on investment (performance shares) as the metrics for determining awards. Financial accounting views employees only as expenses. As a result, investments in improving employee engagement – for example, by increasing training or adjusting work-life balance – reduce income without any recognition in the financial statements that those investments can promote future success. We are concerned that exclusive reliance on these metrics could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects.

We ask the Committee not to abandon financial accounting metrics but to add an employee engagement metric to the mix. We do not believe our request would be overly burdensome; we note that Walmart already surveys employees and discusses associate engagement scores in its most recent annual report. (Walmart 2013 Annual Report, at 5)

We urge shareholders to vote FOR this proposal.